UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35466

GasLog Ltd.
(Exact name of registrant as specified in its charter)

GasLog LNG Services Ltd.
69 Akti Miaouli, 18537
Piraeus, Greece
Tel: +30 210 459 1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Preference Shares, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1) holder

Pursuant to the requirements of the Securities Exchange Act of 1934, GasLog Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 7, 2024

GASLOG LTD.,

by	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Chief Executive Officer